Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated June 22, 2018, except as to Note 4, which is as of October 1, 2018, with respect to the combined balance sheets of FMC Lithium (the Company) as of December 31, 2017 and 2016 and the related combined statements of operations, comprehensive income, cash flows, and changes in net parent investment for each of the years then ended, the related notes and financial statement schedule II – valuation and qualifying accounts and reserves (collectively, the “combined financial statements”), incorporated herein by reference to the Form S-1 (File No. 333-227026) of Livent Corporation.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 10, 2018